

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 22, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
Ordinary Shares, nominal value CHF 0.04 per share of Alcon Inc. under the Exchange
Act of 1934.

Sincerely,

An Intercontinental Exchange Company